Name of Registrant:
Franklin Managed Trust

File No. 811-04894

Exhibit Item No. 77C Matter Submitted to a Vote of Security Holders

I. The Board of Trustees of Franklin Managed Trust (the"Trust"), on behalf of Franklin Rising Dividends Fund (the"Fund"), a series of the Trust, called a Special Meeting of Shareholders of the Fund (the"Meeting"), and was held at the offices of Franklin Templeton Investments, One Franklin Parkway, San Mateo, California 94403-1906 on October 30, 2017, adjourned on December 15, 2017 and reconvened on December 29, 2017 at 10:00 a.m., Pacific time.

During the Meeting, shareholders of the Fund voted on the following
Proposals:

1.	To approve a new investment management agreement with Franklin
Advisers, Inc.
2.	To elect a Board of Trustees of the Trust.

The results of the voting at the Special Shareholder Meeting are as follows:

Proposal 1. To approve a new investment management agreement with Franklin Advisers, Inc.



For	% Voted For	% For of Outstanding Shares
Against	% Voted Against	Abstain	% Voted Abstain	Broker Non-Vote	% Broker
Non-Vote	Passed (Y or N)
118,558,812	69.83%	37.10%	2,551,457	1.50%	4,550,933	2.68%	44,129,197
25.99%	Y


Proposal 2.  The election of Board of Trustees for the Trust:





For	% Voted For	% For of Outstanding Shares
Withhold	% Voted Withhold	% Withhold of Outstanding
Shares
Harris J. Ashton	164,378,632	96.81%	51.43%	5,411,767	3.19%	1.69%
Terrence J. Checki	164,378,632	96.81%	51.43%	5,412,185	3.19%	1.69%
Mary C. Choksi	164,378,632	96.92%	51.49%	5,221,632	3.08%	1.63%
Edith E. Holiday	164,378,632	96.99%	51.53%	5,114,390	3.01%	1.60%
Gregory E. Johnson	164,378,632	96.93%	51.49%	5,215,150	3.07%	1.63%
Rupert H. Johnson, Jr.	164,378,632	96.80%	51.43%	5,427,864	3.20%	1.70%
J. Michael Luttig	164,378,632	96.92%	51.49%	5,229,339	3.08%	1.64%
Larry D. Thompson	164,378,632	96.89%	51.48%	5,274,028	3.11%	1.65%
John B. Wilson	164,378,632	96.95%	51.50%	5,185,222	3.05%	1.62%